Exhibit 99.10

T20 HOLDINGS PTE LTD

NOMINATIONS AND GOVERNANCE COMMITTEE CHARTER

Adopted: 1 August, 2022

The responsibilities and powers of the Nominations and Governance Committee of the Board of Directors (the “Board”) of T20 Holdings Pte Ltd (the “Company”), as delegated by the Board, are set forth in this charter (this “Charter”). Whenever the Nominations and Governance Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its stockholders.

I.	Purpose and Responsibilities

The Nominations and Governance Committee (the “Committee”) is intended to assist the Board of Directors (the “Board”) of T20 Holdings Pte. Ltd. (the “Company”) in fulfilling its responsibilities under the Constitution, Applicable laws, the rules and regulations of applicable administrative agencies (such as the NASDAQ and SEC) and this Charter.

The Committee shall have the following primary responsibilities:

(i)	First, the Committee shall be responsible for identifying individuals qualified to serve on the Board, consistent with criteria approved by the Board, and recommending that the Board select a slate of director nominees for election by the stockholders of the Company at as general meeting of the stockholders of the Company, in accordance with the Applicable laws, the rules and regulations of applicable administrative agencies, the Company’s Memorandum and Articles of Association and this Charter.

(ii)	Second, the Committee shall oversee an annual evaluation of the Board and each of the other committees of the Board.

(iii)	Third, the Committee shall be responsible for considering and acting upon any matters that may give rise to conflicts of interest where the exercise of independent judgment by any of the Company’s Directors (who is not an Independent Director) could reasonably be compromised, including approval of any transaction involving the Company’s advisors or its affiliates.

II.	Composition and Operations

The membership of the Committee shall consist at least three Independent Directors. Each member of the Committee shall be appointed by the Board on the recommendation of the then-current Committee. The Chairperson of the Committee shall be appointed by the members of the Committee. The Board may, at any time, remove one or more Directors as members of the Committee and may fill any vacancy on the Committee. Members of the Committee shall hold office until the earlier of (i) the election of their respective successors; (ii) the end of their service as a Director of the Company (whether through resignation, removal, expiration of term, or death); or (iii) their resignation from the Committee. The Committee may form and delegate authority to subcommittees as appropriate.

The Committee shall meet on a regular basis, no less frequently than two times a year, and shall hold such special meetings as circumstances may require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. A majority of the members of the Committee shall constitute a quorum for the transaction of business. Minutes of each meeting of the Committee shall be recorded by the Chairperson of the Committee. Approval by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Committee. Once a quorum has been established at a meeting, the subsequent withdrawal of Committee members, so as to reduce the number of Committee members at the meeting below the amount required for a quorum, shall not affect the validity of actions taken at the meeting or an adjournment of a meeting. The Committee may also act by unanimous written consent without a meeting.

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III.	Authority and Responsibilities

A.	Nominating Function

At least annually, the Committee shall review with the Board the appropriate skills and characteristics required of Board members. The full Board shall remain responsible for selecting nominees and recommending them for election by the stockholders. The Committee is responsible for developing and implementing the screening process necessary to identify qualified candidates. As a part of its screening process, the Committee shall:

•	evaluate the qualifications of candidates for the Board, in light of the criteria approved by the Board;

•	evaluate a candidate’s independence from the Company’s management and other principal service providers and the effect of any relationships that might impair independence, e.g., business, financial, or family relationships with the Company’s management or other service providers; and

•	consider candidates proposed by management of the Company, by directors, or by stockholders in accordance with procedures established by the Committee from time to time.

The Committee may determine, from time to time, the advisability of retaining any search firm or consultant to assist in the identification and evaluation of candidates for membership on the Board. The Committee has the sole authority to retain, at Company expense, and terminate any such search firm or consultant, including sole authority to approve the fees to be paid to such firm or consultant and all other retention terms.

On an annual basis, the Committee shall evaluate the membership of the committees of the Board. The Committee shall provide to the full Board the results of its evaluation, together with the Committee’s recommendation as to committee membership during the upcoming year, with any recommended changes to such membership to be considered by the Board. In the event of a vacancy on any of the committees of the Board, the Committee shall provide its recommendation regarding a replacement committee member to the full Board.

B.	Annual Evaluation Function

The Committee shall conduct an annual evaluation of its performance. Additionally, the Committee shall oversee an annual evaluation of the Board and each of the other committees of the Board.

C.	Conflict Resolution Function

The Committee shall consider and act upon any matters giving rise to conflicts of interest where the exercise of independent judgment by any of the Company’s directors (who is not an independent director) could reasonably be compromised, including approval of any transaction involving the Company’s advisors or its affiliates. The Board has designated to the Committee the authority to review and approve all transactions between the Company and any other party that may give rise to a conflict of interest.

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Among the conflicts of interest-related matters that the Committee is expected to act upon are:

•	the continuation, renewal, or enforcement of agreements with the Company’s advisors and its Affiliates;

•	private or public offerings of securities;

•	property sales;

•	property acquisitions;

•	transactions with Affiliates;

•	whether and when the Company seeks to list its shares of common stock on a national stock exchange or for quotation on a national market system;

•	whether and when the Company seeks to sell its properties and liquidate;

•	whether and when the Company or its assets are merged, reorganized, or otherwise transferred to another entity; and

•	whether and when the Company seeks to otherwise create a liquidity event for its stockholders.

E.	Other Activities

The Committee shall perform any other activities consistent with this charter, the Memorandum and Articles of Association of the Company, the Bylaws, and Applicable laws. The Committee shall regularly report to the Board regarding the status and disposition of any of the matters contained herein.

IV.	Engagement of Advisors

The Committee shall have the resources and authority appropriate to carry out its duties, including the authority to engage independent counsel and other advisors, and to cause the Company to provide such funding as it determines is appropriate for payment of compensation to the independent counsel and any other advisor employed by the Committee.

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